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                          January 24, 2023

       William Stafford, II
       Chairman of the Board and Chief Executive Officer
       First Community Bankshares, Inc.
       29 College Drive
       Bluefield, Virginia 26405

                                                        Re: First Community
Bankshares, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed January 18,
2023
                                                            File No. 333-269294

       Dear William Stafford:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Sandra M. Murphy, Esq